Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2013, and Adoption of Up to US$50 Million Share Repurchase Program

Third Quarter Net Revenues Increased by 28.6% Year-Over-Year

Third Quarter Operating Income Increased by 35.9% Year-Over-Year

Third Quarter Net Income Attributable to New Oriental Increased by 25.0% Year-Over-Year

Beijing, April 24, 2013 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE:EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2013, which is the third quarter of New Oriental’s fiscal year 2013.

Highlights for the Third Fiscal Quarter Ended February 28, 2013

—	Total net revenues increased by 28.6% year-over-year to US$218.5 million from US$169.9 million in the same period of the prior fiscal year.
—	Net income attributable to New Oriental increased by 25.0% year-over-year to US$28.0 million from US$22.4 million in the same period of the prior fiscal year.
—

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 23.9% year-over-year to US$34.7 million from US$28.0 million in the same period of the prior fiscal year.

—	Income from operations increased by 35.9% year-over-year to US$23.5 million from US$17.3 million in the same period of the prior fiscal year.
—

Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 31.9% year-over-year to US$30.2 million from US$22.9 million in the same period of the prior fiscal year.

—

Basic and diluted net income attributable to New Oriental per ADS were US$0.18 and US$0.18, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.22 and US$0.22, respectively. Each ADS represents one common share of the Company.

—

Total student enrollments in academic subjects tutoring and test preparation courses decreased by 3.2% year-over-year to approximately 576,900 from approximately 596,100 in the same period of the prior fiscal year.

—	The total number of schools and learning centers decreased by 11 to 733 in the quarter ended February 28, 2013, compared to 744 in the previous quarter.

Financial and Student Enrollments Summary – Third Fiscal Quarter 2013 and First Nine Months of Fiscal Year 2013

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q3 of FY2013	Q3 of FY2012	Pct. Change
Net revenues	218,474	169,923	28.6%
Net income attributable to New Oriental	28,009	22,415	25.0%
Non-GAAP net income attributable to New Oriental(1)	34,735	28,043	23.9%
Operating income	23,490	17,280	35.9%
Non-GAAP operating income(1)	30,216	22,908	31.9%
Net income per ADS attributable to New Oriental - basic	0.18	0.14	24.1%
Net income per ADS attributable to New Oriental - diluted	0.18	0.14	23.9%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)	0.22	0.18	23.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)	0.22	0.18	22.8%
Total student enrollments in academic subjects tutoring and test preparation courses	576,900	596,100	-3.2%

	YTD 9-Mo FY 2013	YTD 9-Mo FY 2012	Pct. Change
Net revenues	720,209	563,967	27.7%
Net income attributable to New Oriental	108,092	116,438	-7.2%
Non-GAAP net income attributable to New Oriental (1)	128,339	133,112	-3.6%
Operating income	98,188	109,206	-10.1%
Non-GAAP operating income (1)	118,435	125,880	-5.9%
Net income per ADS attributable to New Oriental - basic	0.69	0.75	-7.9%
Net income per ADS attributable to New Oriental - diluted	0.68	0.74	-7.8%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	0.82	0.86	-4.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	0.81	0.85	-4.2%
Total student enrollments in academic subjects tutoring and test preparation courses	1,981,300	1,875,300	5.7%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to report solid results for the third fiscal quarter with sustained top-line growth of 28.6%, which was well above the guidance range of 22% to 27% growth, as well as stronger than expected operating income growth of 35.9%, and profit growth of 25% year-over-year. Further, during the quarter we achieved notable progress in a number of important areas. For instance, we experienced encouraging improvements at our two largest schools in Beijing and Shanghai. As a result of an effective restructuring program over the past few months, these two schools recorded a combined increase in revenues of 17% and a combined increase in net income of 9% year-over-year. Moreover, we are encouraged by the year-on-year improvement in overall operating margin this quarter, following margin compression in the previous five quarters when we focused on rapid expansion of our learning center network. During the period, we continued to transition to our ‘Harvest the Market’ strategy and, as a result, recorded GAAP operating margin of 10.8%, compared to 10.2% in the same period a year ago.”

Mr. Yu continued, “At the core of our ‘Harvest the Market’ strategy is an emphasis on improving operational efficiency and increasing profitability. We imposed strict top-down control over learning center openings and closed some underperforming learning centers in a few cities. We closed a total of 22 learning centers in the quarter and opened 11 learning centers in fast growing markets. We also reduced our total headcount by about 1,200 during the quarter. The ‘Harvest the Market’ strategy and accompanying operating discipline translated into healthy operating margin expansion in the third quarter and we expect continued improvement in operational efficiency in the coming quarters as we increase the utilization and class offerings in our existing facilities. While we have slowed our pace of expansion considerably, given the significant potential of the Chinese market, our strong presence in the key markets, and our outstanding brand advantage nationwide, we are confident that we can continue to maintain healthy top-line growth.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “The slight year-over-year decrease in enrollments this quarter was largely due to the closing of approximately 30 underperforming learning centers in the past two quarters and the late timing of Chinese New Year (“CNY”) in 2013. CNY occurred on February 10 this year compared to January 23 last year, which meant that the winter holiday for most public schools fell approximately 10 days later in 2013 than in 2012. This shift, in turn, delayed a significant portion of student enrollment for our Spring semester classes, pushing sign-up from February to March this year. We have seen that spillover reflected in our early results for the fourth fiscal quarter. In the first six weeks of our fourth quarter, we recorded a noticeable 14% increase in enrollments year-over-year and a 34% increase year-over-year in cash receipts, or cash collected in advance for enrollments.”

Mr. Hsieh continued, “To the best of our knowledge, as of the date of this earnings release we have not experienced a material negative impact on enrollments or revenues from the spread of the avian virus H7N9 in China. We are hopeful that so long as the H7N9 outbreak can be contained, and there are no documented instances of human-to-human transmission, the Chinese government will not close education facilities or ban large gatherings of people.”

Recent Developments - Adoption of Share Repurchase Program

On April 23, 2013, New Oriental’s board of directors authorized the repurchase of up to US$50 million of the Company’s shares during the period from April 29, 2013, through July 31, 2013.

This share repurchase program authorizes the Company to purchase its American Depositary Shares (“ADSs”) or common shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or other legally permissible ways in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors.

New Oriental expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders. New Oriental’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. New Oriental plans to fund any share repurchases made under this program from the Company’s available cash balance.

Financial Results for the Fiscal Quarter Ended February 28, 2013

For the third fiscal quarter of 2013, New Oriental reported net revenues of US$218.5 million, representing a 28.6% increase year-over-year.

Net revenues from educational programs and services for the quarter were US$198.0 million, representing a 30.3% increase year-over-year. The growth was mainly driven by an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options.

Operating costs and expenses for the quarter were US$195.0 million, a 27.7% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$188.3 million, a 28.1% increase year-over-year.

Cost of revenues for the quarter increased by 31.5% year-over-year to US$91.2 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 14.5% year-over-year to US$31.6 million, primarily due to an increase in the number of customer service representatives. Actual brand and market promotion expenses declined approximately 13% year-over-year to approximately US$11.1 million.

General and administrative expenses for the quarter increased by 29.6% year-over-year to US$72.2 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$65.4 million, a 30.7% increase year-over-year, primarily due to an increase in headcount in line with the Company’s expansion of its network of schools and learning centers as compared to the year ago period.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 19.5% to US$6.7 million in the third quarter of fiscal year 2013 from US$5.6 million in the same period of the prior fiscal year.

Income from operations for the quarter was US$23.5 million, a 35.9% increase from US$17.3 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$30.2 million, a 31.9% increase from US$22.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was 10.8% compared to 10.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses, for the quarter was 13.8% compared to 13.5% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$28.0 million, representing a 25.0% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.18 and US$0.18, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$34.7 million, representing a 23.9% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.22 and US$0.22, respectively.

Capital expenditures for the quarter were US$16.1 million. This was primarily invested in the opening of 11 new learning centers and in the purchase for approximately US$2.6 million of one floor of a building in Changsha to be used as headquarters for the Company’s Changsha school.

As of February 28, 2013, New Oriental had cash and cash equivalents of US$514.4 million and short term investment of US$328.3 million, compared to cash and cash equivalents of US$282.3 million and short term investment of US$509.2 million as of November 30, 2012. Net operating cash flow for the quarter was approximately US$68.1 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of February 28, 2013, was US$293.9 million, an increase of 22.5% as compared to US$239.8 million as of February 29, 2012.

Financial Results for the Nine Months Ended February 28, 2013

For the first nine months of fiscal year 2013, New Oriental reported net revenues of US$720.2 million, representing a 27.7% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2013 increased by 5.7% to approximately 1,981,300 from approximately 1,875,300 in the same period of the prior fiscal year.

Income from operations for the first nine months of fiscal year 2013 was US$98.2 million, representing a 10.1% decrease year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2013 was US$118.4 million, representing a 5.9% decrease year-over-year.

Operating margin for the first nine months of fiscal year 2013 was 13.6%, compared to 19.4% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the first nine months of fiscal year 2013 was 16.4%, compared to 22.3% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2013 was US$108.1 million, representing a 7.2% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2013 amounted to US$0.69 and US$0.68, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2013 was US$128.3 million, representing a 3.6% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2013 amounted to US$0.82 and US$0.81, respectively.

Outlook for Fourth Quarter of Fiscal Year 2013

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2013 (March 1, 2013, to May 31, 2013) to be in the range of US$232.8 million to US$242.2 million. Compared to the Company’s reported net revenues for the fourth quarter of fiscal year 2012, which included revenues from ELITE English, year-over-year revenue growth is expected to be in the range of 20% to 25%. If the impact from the disposal of the ELITE English business is excluded, year-over-year revenue growth is expected to be in the range of 23% to 28%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 24, 2013, U.S. Eastern Time (8 PM on April 24, 2013, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until May 1, 2013:

International:	+61-2-8199-0299
Passcode:	29330197

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2013 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Mr. Martin Reidy

F T I Consulting

Tel:  +86-10-8591-1060

Email:  neworiental@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:  +86-10-6260-5568

Email:  zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28	As of November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:

Current assets:

Cash and cash equivalents	514,395	282,349

Restricted cash	2,953	3,031

Term deposits	50,129	48,068

Short term investments	328,341	509,229

Accounts receivable, net	6,166	4,174

Inventory	21,376	21,264

Deferred tax assets, current	7,059	6,463

Prepaid expenses and other current assets	50,820	58,309

Amounts due from related parties, current	2,176	1,998

Total current assets	983,415	934,885

Property, plant and equipment, net	246,708	244,520

Land use right, net	4,507	4,532

Amounts due from related party, non-current	1,061	1,060

Deferred tax assets, non-current	3,686	1,647

Long term deposit	15,464	12,832

Long term prepaid rent	1,406	1,647

Intangible assets	884	913

Goodwill	3,707	3,704

Long term investments	3,564	3,978

Total assets	1,264,402	1,209,718

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$9,956 and US$8,378 as of November 30, 2012 and February 28, 2013, respectively)	8,355	9,958

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$80,910 and US$89,022 as of November 30, 2012 and February 28, 2013, respectively)	98,457	96,917

Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$16,085 and US$14,135 as of November 30, 2012 and February 28, 2013, respectively)	15,745	13,011

Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$985 and US$1,176 as of November 30, 2012 and February 28, 2013, respectively)	1,176	985

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$274,821 and US$290,210 as of November 30, 2012 and February 28, 2013, respectively)	293,860	278,040

Total current liabilities	417,593	398,911

Deferred tax liabilities (including deferred tax liablities of the consolidated VIEs without recourse to New Oriental of US$1,846 and US$1,831 as of November 30, 2012 and February 28, 2013, respectively)	1,831	1,846

Acquisition payable (including acquisition payables of the consolidated VIEs without recourse to New Oriental of US$4,312 and US$4,384 as of November 30, 2012 and February 28, 2013, respectively)	4,384	4,312

Total long-term liabilities	6,215	6,158

Total liabilities	423,808	405,069

Total shareholder’s equity	840,594	804,649

Total liabilities and shareholder’s equity	1,264,402	1,209,718

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands except for per share and per ADS amounts)
	For the Three Months Ended February 28	For the Three Months Ended February 29

	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:

Educational Programs and services	197,957	151,909

Books and others	20,517	18,014

Total net revenues	218,474	169,923

Operating costs and expenses (note 1):

Cost of revenues	91,194	69,330

Selling and marketing	31,615	27,620

General and administrative	72,175	55,693

Total operating costs and expenses	194,984	152,643

Operating income	23,490	17,280

Other income, net	8,393	7,057

Provision for income taxes	(3,874)	(1,220)

Income from continuing operations	28,009	23,117

Loss on discontinued operations, net of tax	-	(702)

Net income attributable to New Oriental Education & Technology Group Inc.	28,009	22,415

Net income (loss) per share attributable to New Oriental-Basic

Income from continuing operations	0.18	0.15

Loss on discontinued operations	-	(0.00)

Net income (loss) per share attributable to New Oriental-Diluted

Income from continuing operations	0.18	0.15

Loss on discontinued operations	-	(0.00)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)

Income from continuing operations	0.18	0.15

Loss on discontinued operations	-	(0.00)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)

Income from continuing operations	0.18	0.15

Loss on discontinued operations	-	(0.00)

Other comprehensive income, net of tax	1,126	7,356

Comprehensive income	29,135	29,771

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	29,135	29,771

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:
	For the Three Months Ended February 28	For the Three Months Ended February 29

	2013	2012

	(Unaudited)	(Unaudited)

	USD	USD

Cost of revenues	-	-

Selling and marketing	-	-

General and administrative	6,726	5,628

Total	6,726	5,628

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES (In thousands except for per share and per ADS amounts)
	For the Three Months Ended February 28	For the Three Months Ended February 29

	2013	2012

	(Unaudited)	(Unaudited)

	USD	USD

General and administrative expenses	72,175	55,693
Share-based compensation expense in general and administrative expenses	6,726	5,628

Non-GAAP general and administrative expenses	65,449	50,065

Total operating costs and expenses	194,984	152,643

Share-based compensation expenses	6,726	5,628

Non-GAAP operating costs and expenses	188,258	147,015

Operating income	23,490	17,280

Share-based compensation expenses	6,726	5,628

Non-GAAP operating income	30,216	22,908

Operating margin	10.8%	10.2%

Non-GAAP operating margin	13.8%	13.5%

Net income attributable to New Oriental	28,009	22,415

Share-based compensation expense	6,726	5,628

Non-GAAP net income	34,735	28,043

Net income per ADS attributable to New Oriental- Basic (note 1)	0.18	0.14
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.18	0.14

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.22	0.18
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.22	0.18

Weighted average shares used in calculating basic net income per ADS (note 1)	155,907,570	154,781,265
Weighted average shares used in calculating diluted net income per ADS (note 1)	158,344,168	156,958,280

Non-GAAP Income per share - basic	0.22	0.18

Non-GAAP Income per share - diluted	0.22	0.18

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands except for per share and per ADS amounts)
	For the Nine Months Ended February 28	For the Nine Months Ended February 29

	2013	2012

	(Unaudited)	(Unaudited)
	USD	USD

Net Revenues:

Educational Programs and services	655,096	513,944

Books and others	65,113	50,023

Total net revenues	720,209	563,967

Operating costs and expenses (note 1):

Cost of revenues	290,089	217,382

Selling and marketing	105,432	79,949

General and administrative	226,500	157,430

Total operating costs and expenses	622,021	454,761

Operating income	98,188	109,206

Other income, net	23,312	18,597

Provision for income taxes	(13,001)	(9,526)

Income from continuing operations	108,499	118,277

Loss on discontinued operations, net of tax	(407)	(1,839)

Net income attributable to New Oriental Education & Technology Group Inc.	108,092	116,438

Net income (loss) per share attributable to New Oriental-Basic

Income from continuing operations	0.70	0.77

Loss on discontinued operations	(0.00)	(0.01)

Net income (loss) per share attributable to New Oriental-Diluted

Income from continuing operations	0.69	0.75

Loss on discontinued operations	(0.00)	(0.01)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)

Income from continuing operations	0.70	0.77

Loss on discontinued operations	(0.00)	(0.01)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)

Income from continuing operations	0.69	0.75

Loss on discontinued operations	(0.00)	(0.01)

Other comprehensive income, net of tax	17,129	15,117

Comprehensive income	125,221	131,555

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	125,221	131,555

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:
	For the Nine Months Ended February 28	For the Nine Months Ended February 29

	2013	2012

	(Unaudited)	(Unaudited)

	USD	USD

Cost of revenues	-	216

Selling and marketing	-	-

General and administrative	20,247	16,458

Total	20,247	16,674

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES (In thousands except for per share and per ADS amounts)
	For the Nine Months Ended February 28	For the Nine Months Ended February 29

	2013	2012

	(Unaudited)	(Unaudited)

	USD	USD

General and administrative expenses	226,500	157,430
Share-based compensation expense in general and administrative expenses	20,247	16,458

Non-GAAP general and administrative expenses	206,253	140,972

Total operating costs and expenses	622,021	454,761

Share-based compensation expenses	20,247	16,674

Non-GAAP operating costs and expenses	601,774	438,087

Operating income	98,188	109,206

Share-based compensation expenses	20,247	16,674

Non-GAAP operating income	118,435	125,880

Operating margin	13.6%	19.4%

Non-GAAP operating margin	16.4%	22.3%

Net income attributable to New Oriental	108,092	116,438

Share-based compensation expense	20,247	16,674

Non-GAAP net income	128,339	133,112

Net income per ADS attributable to New Oriental- Basic (note 1)	0.69	0.75
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.68	0.74

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.82	0.86
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.81	0.85

Weighted average shares used in calculating basic net income per ADS (note 1)	155,779,273	154,511,653
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,840,299	156,817,159

Non-GAAP Income per share - basic	0.82	0.86

Non-GAAP Income per share - diluted	0.81	0.85

Note 1: Each ADS represents one common share.